Exhibit 99.9

CANADIAN SUPERIOR
ENERGY INC.

For Immediate Release	December 22, 2006

MR. EDWARD CHAU, EXPLORATION MANAGER AT CANADIAN SUPERIOR ENERGY,
TO HEAD UP MANAGEMENT OF CANADIAN SUPERIOR’S EXPLORATION AND DEVELOPMENT

CALGARY, ALBERTA—(CCNMatthews – December 22, 2006) - Canadian Superior Energy Inc. (“Canadian Superior”) (the “Company”) (TSX:SNG) (AMEX:SNG) is pleased to announce today that Mr. Ed Chau, Canadian Superior’s Exploration Manager, has assumed responsibility for all of Canadian Superior’s exploration and development programs. Mr. Chau holds a B.Sc. (Hons.) in Geophysics, is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) and has over 20 years of exploration and development experience.

Mr. Mel Marshall, former VP Exploration, is no longer with the Company and Mr. Chau has assumed all of Mr. Marshall’s former duties and responsibilities. Mr. Marshall has decided to go into a private oil and gas venture and Canadian Superior wishes him well in his further endeavors.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production Company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, Please Contact:

Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta, Canada  T2P 4H2
Mike Coolen, President & COO
Phone: (403) 294-1411
Fax:     (403) 216-2374
www.cansup.com